July 30, 2009	Rosemary G. Reilly

BY EDGAR AND FAX	+1 617 526 6633(t) +1 617 526 5000(f) rosemary.reilly@wilmerhale.com
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael Rosenthall, Esq.

RE:	Idera Pharmaceuticals, Inc. Form 10-K for the Year Ended December 31, 2008 Filed March 11, 2009 File No. 001-31918
Dear Mr. Rosenthall:
Pursuant to our telephone conversation today, I am confirming Idera Pharmaceuticals, Inc.’s request for, and your acceptance of, an extension of time to respond to the comments of the Staff of the Securities and Exchange Commission in the above referenced matter. As discussed, Idera Pharmaceuticals, Inc. intends to submit its response to the Staff not later than August 25, 2009.
Thank you for your consideration in this matter. Please feel free to call me at the above number if you have any questions.
Sincerely,
/s/ Rosemary G. Reilly
Rosemary G. Reilly

cc:	Sudhir Agrawal, D. Phil. Louis J. Arcudi, III Stuart M. Falber, Esq.
Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109
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